DAVIS POLK & WARDWELL

1300 I STREET, N.W.
WASHINGTON, D.C. 20005

1600 EL CAMINO REAL
MENLO PARK, CA 94025

99 GRESHAM STREET
LONDON EC2V 7NG

15, AVENUE MATI
75008 PARIS

450 LEXINGTON AVENUE
NEW YORK, N.Y. 10017
212 450 4000
FAX 212 450 3800

WRITER'S DIRECT

212 450 6141
matthew.telford@dpw.com

MESSETURM
60308 FRANKFURT AM MAIN

MARQUÉS DE LA ENSENADA, 2
28004 MADRID ESPAÑA

1-6-1 ROPPONGI
MINATO-KU, TOKYO 106-6033

3A CHATER ROAD
HONG KONG

05006451

MAR 10 2005

1086

File No. 82-4939

March 10, 2005

Re: Grupo Ferrovial, S.A. — Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

Ladies and Gentlemen:

On behalf of Grupo Ferrovial, S.A. (the "Company") and in connection with the Company's exemption from Section 12(g) of the Securities and Exchange Act of 1934 granted under Rule 12g3-2(b) thereunder, we hereby furnish to the Securities and Exchange Commission (the "Commission") the following :

- Significant disclosure related to the call of the Annual Meeting of Shareholders of the company, filed on February 25, 2005
- Results of the fourth quarter of 2004;
- 2004 Earnings presentation filed on February 28, 2005;

which was furnished to the *Comisión Nacional del Mercado de Valores* (CNMV).

If you have any questions, please do not hesitate to contact me at 212- 450-6141. Please stamp the enclosed copy of this letter and return it to our messenger, who has been instructed to wait.

Best regards,

PROCESSED
MAR 16 2005
THOMSON FINANCIAL

Matthew Telford
Legal Assistant

Attachments

By Hand Delivery

3/16

(NY) 07945/001/12G05/03.10.sec.doc

In compliance with the provisions of Article 82 of the Securities Market Law (Ley del Mercado de Valores), GRUPO FERROVIAL, S.A. hereby notifies the Comisión Nacional del Mercado de Valores of the following

SIGNIFICANT DISCLOSURE

At a meeting on 25 February 2003, the Board of Directors of GRUPO FERROVIAL, S.A. resolved to call the Annual Meeting of shareholders, to be held in Auditorio ONCE, calle Paseo de Habana, número 208, 28036 Madrid, on 18 March 2005, at 12.30 hours, at first call, and on 19 March 2005, at the same time and place, at second call, to debate and adopt resolutions on the following

AGENDA

I. INFORMATIVE MATTERS

1.- Report on the amendment to the "Board of Directors Regulation of Grupo Ferrovial, S.A." approved by the Board of Directors on 28 May 2004.

II. MATTERS SUBMITTED FOR APPROVAL

2.- Examination and approval of the financial statements - balance sheet, income statement and notes to financial statements - and the management report of the Company for the year ended 31 December 2004.

3.- Examination and approval of the financial statements - balance sheet, income statement and notes to financial statements - and the management report of the Company's consolidated group for the year ended 31 December 2004.

4.- Proposed distribution of income for the year 2004.

5.- Examination and approval of the conduct of business by the Board of Directors in 2004.

6.- Re-appointment of Directors.

7.- Remuneration of senior management, including Board members with executive functions, consisting of the payment of part of their remuneration in the form of shares of the company.

8.- Authorization so that, in conformity with articles 75 and related articles of the Spanish Corporations Law (Ley de Sociedades Anónimas), the company may acquire own shares directly or via controlled companies, and revocation of the previous authorization granted by the Shareholders' Meeting on 26 March 2004, and authorisation to allocate some or all of the own shares acquired to remuneration programmes whose purpose or mechanism is the delivery of shares or stock options, in accordance with article 75.1 of the Spanish Corporations Law.

9.- Delegation of powers to formalize, register and execute the resolutions adopted by the Shareholders' Meeting and empowerment to formalize the deposit of the financial statements as referred to in article 218 of the Spanish Corporations Law (Ley de Sociedades Anónimas).

To supplement the content of the agenda, shareholders are informed that the proposed distribution of income involves distributing a dividend of 0.82 euro per share out of 2004 income, as follows:

a) The amount of 0.25 euro per share, which was distributed on 15 November 2004 on account of 2004 income;

b) The amount of 0.57 euro per share, which is proposed as a supplementary dividend out of 2004 income.

Attached hereto is the full text of the proposals of all the motions to be laid before the Shareholders' Meeting, with a note describing the justification for, and advisability of, each one.

Coinciding with the publication of the notice of Shareholders' Meeting, the consolidated Board of Directors Regulation, the financial statements and management report of the company and its consolidated group, the respective auditors' reports, the proposals relating to all the resolutions, with an explanation and justification, and the Annual Report on Corporate Governance for 2004 will be placed at shareholders' disposal; all the foregoing documentation may also be examined and obtained on the company's web site (**Error! Reference source not found.**).

Madrid, 25 February 2005.

José María Pérez Tremps

Director - Company Secretary

PROPOSALS
ANNUAL SHAREHOLDERS' MEETING

GRUPO FERROVIAL, S.A.
18 March 2005

1. ITEM TWO OF THE AGENDA.

EXAMINATION AND APPROVAL OF THE FINANCIAL STATEMENTS - BALANCE SHEET, INCOME STATEMENT AND NOTES TO FINANCIAL STATEMENTS - AND THE MANAGEMENT REPORT OF THE COMPANY FOR THE YEAR ENDED 31 DECEMBER 2004.

Justification and advisability of the proposal:

To comply with article 95 of the Spanish Corporations Law, which establishes that the Shareholders' Meeting must, within six months from the end of the related year, approve the financial statements and management report of the company, which have been previously drafted by the Board of Directors.

Proposal:

"Approve the company's financial statements (balance sheet, income statement and notes to financial statements) and the management report prepared by the Board of Directors for the year ended 31 December 2004."

2. ITEM THREE OF THE AGENDA.

EXAMINATION AND APPROVAL OF THE FINANCIAL STATEMENTS - BALANCE SHEET, INCOME STATEMENT AND NOTES TO FINANCIAL STATEMENTS - AND THE MANAGEMENT REPORT OF THE CONSOLIDATED GROUP OF COMPANIES FOR THE YEAR ENDED 31 DECEMBER 2004.

Justification and advisability of the proposal:

As stated in the preceding item, the Shareholders' Meeting must approve the financial statements and management report within six months from year-end. In

this case, the consolidated financial statements of the Company's group must be presented for approval at the same time as those of the controlling company (Grupo Ferrovial, S.A.), in accordance with Article 42.6 of the Commercial Code (Código de Comercio).

Proposal:

"Examination and approval of the financial statements - balance sheet, income statement and notes to financial statements - and the management report of the Company's consolidated group prepared by the Board of Directors for the year ended 31 December 2004."

3. ITEM FOUR OF THE AGENDA.

PROPOSED DISTRIBUTION OF INCOME FOR THE YEAR 2004.

Justification and advisability of the proposal:

The Board's proposal for distribution of income is in line with the decisions about shareholder remuneration adopted by previous Shareholders' Meetings.

In line with the decisions made in previous years where the circumstances were similar to those in 2004, the Board of Directors has decided to distinguish between ordinary or recurring income, on the one hand, and the income from the flotation of subsidiary Cintra Concesiones de Infraestructuras, S.A., on the other. It maintains the policy of distributing ordinary income that has been applied in previous years. Additionally, the proposal seeks to pay shareholders a part of the value which Ferrovial realized in the transactions related to the Cintra Initial Public Offering.

Proposals:

One.-

"Approve the distribution of the year 2004 income which amounts to 179,827,136.71 euro, as follows:

Voluntary reserves	64,878,542.87 Euro
Dividend	114,948,593.84 Euro

No appropriation is made to the Legal Reserve as it amounts to 20% of the company's capital.

Two.-

Ratify the resolution adopted by the Board of Directors on 29 October 2004 to distribute the amount of 0.25 euro gross per share as an interim dividend out of 2004 income.

Three.-

The amount of 0.57 euro per share, i.e. the difference between the total amount of the dividend out of 2004 income approved by this Shareholders' Meeting and the interim dividend approved on 29 October 2004, will be paid to the shareholders of Grupo Ferrovial S.A. from 13 May 2005.

As provided by law, the company's treasury stock will not receive the amount of the agreed dividend and this amount will be distributed to the other shares; at this date,[1], this represents a dividend of 0.82 euro per share out of 2004 income."

4. ITEM FIVE OF THE AGENDA.

EXAMINATION AND APPROVAL OF THE CONDUCT OF BUSINESS BY THE BOARD OF DIRECTORS IN 2004.

Justification and advisability of the proposal:

Article 95 of the Spanish Corporations Law establishes that, within six months from the end of the business year, the Shareholders' Meeting must pass judgement on the conduct of the company's business; accordingly, the following proposal is laid before the Meeting:

Proposal:

"Approve the conduct of business by the Board of Directors in 2004."

5. ITEM SIX OF THE AGENDA.

RE-APPOINTMENT OF DIRECTORS

Justification and advisability of the proposal.

[1] In the event that the number of own shares owned by Grupo Ferrovial, S.A. varies between the date of approval of the financial statements by the Board of Directors, 25 February 2005, and the date of the Shareholders' Meeting, 18 March 2005, the amount of the dividend per share will be adjusted accordingly.

Since Messrs. Santiago Bergareche Busquet, Jaime Carvajal Urquijo, Joàquín Ayuso García, Fernando del Pino y Calvo Sotelo and Gabriele Burgio are approaching the end of their term as director, it is proposed that the Meeting renew their mandate.

The process of re-appointment of all the Directors conformed to the rules contained in the Board of Directors Regulation, including the prior report by the Appointments and Remuneration Committee.

Proposals:

Re-appoint the directors Santiago Bergareche Busquet, Jaime Carvajal Urquijo, Joaquín Ayuso García, Fernando del Pino y Calvo Sotelo and Gabriele Burgio for the three-year term established in the Bylaws.

6. ITEM SEVEN OF THE AGENDA.

REMUNERATION OF SENIOR MANAGEMENT, INCLUDING BOARD MEMBERS WITH EXECUTIVE FUNCTIONS, CONSISTING OF THE PAYMENT OF PART OF THEIR REMUNERATION IN THE FORM OF SHARES OF THE COMPANY.

Justification and advisability of the proposal:

The Board of Directors proposes the adoption of a system of remuneration for senior managers and members of the Board of Directors with executive functions, consisting of the payment of part of their remuneration in the form of shares of the Company. This same system is already in place for other levels of management in the Group and its companies. This proposal seeks to extend it to the aforementioned senior managers and executive directors. The Board of Directors considers that this form of remuneration will enable beneficiaries to increase their ownership interest in the company and tie their remuneration to the share performance. The proposal also seeks to enhance human resources management in this area.

Under article 130 and Additional Provision 4 of the Spanish Corporations Law, the application of this remuneration formula to directors and senior managers requires a prior resolution by the Shareholders' Meeting containing a number of details relating to the system, all of which are contained in the motion submitted by the Board.

Proposal:

"Approve the system of remuneration for senior executives and members of the Board of Directors with executive functions, consisting of the payment of the variable remuneration in the form of shares of the Company. The main characteristics of the Plan are as follows:

<u>Beneficiaries</u>: executives who report directly to the Board of Directors or to executive commissions and members of the Board of Directors with executive

functions at the companies which form part of the group of companies headed by Grupo Ferrovial, S.A., with the exception of Cintra Infraestructuras de Transporte, S.A. and its subsidiaries, who are resident in Spain.

- Voluntary nature: acceptance of the remuneration plan by the participants is voluntary.

- Maximum limit: each participant may collect at most 12,000 euro in the form of shares.

- Delivery date The initial plan is for the shares to be delivered on 18 March 2005.

- Number of shares to be allocated per participant: this will depend on the amount of remuneration in the form of shares, capped at 12,000 euro, and the share price at end of trading on the Delivery Date.

- Maximum number of shares to be delivered: The maximum total number of shares to be delivered will be that determined on the basis of the closing price of the share on the stock market on the Delivery Date and the total amount of remuneration in this form corresponding to all the participants, subject to the aforementioned cap of 12,000 euro per participant.

- Value of the shares: the price of the Grupo Ferrovial, S.A. share at the end of trading on the stock market on the Delivery Date.

- Provenance of the shares: the shares will come from treasury stock, held either directly or through controlled companies.

- Term: this remuneration system will be applicable for the next 12 months.

7. ITEM EIGHT OF THE AGENDA.

AUTHORIZATION SO THAT, IN CONFORMITY WITH ARTICLES 75 AND RELATED ARTICLES OF THE SPANISH CORPORATIONS LAW (LEY DE SOCIEDADES ANÓNIMAS), THE COMPANY MAY ACQUIRE OWN SHARES DIRECTLY OR VIA CONTROLLED COMPANIES, AND REVOCATION OF THE PREVIOUS AUTHORIZATION GRANTED BY THE SHAREHOLDERS' MEETING ON 26 MARCH 2004, AND AUTHORISATION TO ALLOCATE SOME OR ALL OF THE OWN SHARES ACQUIRED TO REMUNERATION PROGRAMMES WHOSE PURPOSE OR MECHANISM IS THE DELIVERY OF SHARES OR STOCK OPTIONS, IN ACCORDANCE WITH ARTICLE 75.1 OF THE SPANISH CORPORATIONS LAW.

Justification and advisability of the proposal:

Article 75 of the Spanish Corporations Law states that the acquisition of own shares, and the terms and conditions of same, must be authorized previously by the Shareholders' Meeting.

In anticipation of it being necessary or appropriate, in the company's interest, to acquire own shares, it is proposed that the Shareholders' Meeting authorizes such operations under the terms and deadline set out in the proposal.

Proposals:

One.-

"Authorize the Board of Directors to acquire shares of the company on the market, either directly or via dependent companies, subject to the following limits and requirements:

- Form of acquisition: acquisition via purchase-sale or via any other inter vivos act for a valuable consideration.

- Maximum number of shares to be acquired: up to five per cent (5%) of Grupo Ferrovial, S.A.'s share capital, free of all liens and encumbrances, provided that the shares have been fully paid up and are not bound to compliance with any type of obligation, and that the par value of the acquired shares plus those held by Grupo Ferrovial, S.A. and any of its dependent companies does not exceed the aforementioned 5% of Grupo Ferrovial, S.A.'s share capital.

- Minimum and maximum acquisition price: the minimum acquisition price of the shares shall be equivalent to 75% of the market price and the maximum acquisition price shall be 120% of the market price on the date of acquisition.

- Maximum trading volume: the maximum daily trading volume resulting from the acquisition of own shares shall not be more than 25% of the average total trading volume of Grupo Ferrovial, S.A. shares in the previous ten sessions.

- Duration of the authorization: eighteen (18) months from the date of this resolution.

All of these operations shall comply with the regulations regarding this matter contained in the Company's Internal Code of Conduct."

Two.-

"Revoke the authorization regarding this matter that was granted by the Shareholders' Meeting on 26 March 2004."

Three.-

"Authorise the Board of Directors to allocate some or all of the own shares acquired to the remuneration programmes whose purpose or mechanism is the delivery of shares or stock options, in accordance with article 75.1 of the Spanish Corporations Law".

8. ITEM NINE OF THE AGENDA.

DELEGATION OF POWERS TO FORMALIZE, REGISTER AND EXECUTE THE RESOLUTIONS ADOPTED BY THE SHAREHOLDERS' MEETING AND EMPOWERMENT TO FORMALIZE THE DEPOSIT OF THE FINANCIAL STATEMENTS AS REFERRED TO IN ARTICLE 218 OF THE SPANISH CORPORATIONS LAW (LEY DE SOCIEDADES ANÓNIMAS).

Justification and advisability of the proposal:

The practical efficacy of some of the resolutions adopted at this Shareholders' Meeting depends on performing certain formalities; therefore, it is proposed that executive directors be granted the necessary powers to perform those formalities.

Proposal:

"Delegate to the Chairman of the Board of Directors, Mr. Rafael del Pino y Calvo-Sotelo, to the CEO, Mr. Joaquín Ayuso García, and to the Director-Secretary, Mr. José María Pérez Tremps, the power for any of them, without distinction, to formalize and express as a public instrument the resolutions adopted by this Shareholders' Meeting and, in particular, to present for filing at the Mercantile Registry the certificates of the resolutions approving the financial statements and the distribution of income, attaching the legally-required documents, and to grant any other public or private document that may be required to register the adopted resolutions at the Mercantile Registry, including the power to request partial registration and to remedy or rectify on the basis of verbal or written judgments made by the Registrar."


ferrovial

File No. 82-4939

Consolidation of a more services-oriented profile, entry into the US and increased exposure to London Underground were the key features of 2004

Ferrovial obtained 556.8 million euro in net income in 2004, a 63.5% increase

Excluding the extraordinary expenses associated with the Cintra IPO in 2004 and the reversal of provisions in 2003, net income increased by 16.1% to 334.0 million euro.

EBIT increased by 24.5% to 765.8 million euro: recurring activities (infrastructure and services) accounted for 59% of the total

EBITDA rose by 20.7% to 1,069 million euro

Consolidated sales totalled 7,268.2 million euro, a 20.6% increase, with other countries contributing 2,692 million euro (+36.6%), 37% of the total

Continuing activity is assured by the backlogs: construction 6,721 million euro (+10.1%); real estate 1,000 million euro; services 4,973 million euro. Strong growth in traffic (toll roads and airports) and a notable increase in parking spaces (+14.5%)

Sizeable cash flow enabled the company to end the year with 139 million euro in net cash

Madrid, 28 February 2005. Ferrovial obtained 556.8 million euro in net income in 2004, a 63.5% increase. Excluding the extraordinary expenses associated with the Cintra IPO in 2004 and the reversal of provisions in 2003, net income increased by 16.1% to 334 million euro. Significant progress was made in practically all business areas in 2004, with positive performance in margins and the main operating variables (backlogs and traffic), which guarantee activity over the coming months.

EBIT increased by 24.5% to 765.8 million euro, driven by growth in sales and improved margins. Non-construction activities accounted for 78% of the total and the more recurring businesses (infrastructure and services) represented 59%.

EBITDA increased by 20.7% to 1,069 million euro, up from 885.8 million euro in 2003. Services contributed almost 23% of EBITDA.

Net sales amounted to 7,268.2 million euro, a 20.6% increase, boosted mainly by the services and infrastructure divisions. Construction sales fell by 0.5%, contrasting with increases of 17.3% in infrastructure, 5.4% in real estate and a sizeable 81% in services.

International sales amounted to 2,692 million euro (a 36.6% increase) and they represented 37% of the company's total sales. The United Kingdom accounts for 54% of foreign revenues, followed in importance by Poland (19%), Canada (9%), Portugal (8%) and Chile (6%).

Gross capital expenditure amounted to 389.3 million euro and was allocated mainly to the infrastructure and services divisions. The real estate division bought development land for a total of 213 million euro.

Strong cash flow enabled Ferrovial to end the year with 139 million euro in net cash. In 1Q05, payments were made for the Chicago Skyway concession (375 million euro) and the acquisition of another 33% stake in Tube Lines, raising leverage to 20% at present.

Press contact: Telf: + 34 91 586 28 19
Susana Sanjuán – ssanjuan@ferrovial.es Fax: + 34 91 586 26 89

Construction: international activity surged, margins were stable
The 7% increase in foreign activity offset the gentle slowdown in domestic activity due to delays in some projects. Construction division sales slipped 0.5% in 2004 o 3,583 million euro, while EBIT gained 1% to 169.5 million euro; the EBIT margin was 4.7%.

The construction backlog grew by 10.1% in 2004 to 6,721 million euro, representing 23 months of activity. The domestic backlog accounted for 75% of the total and the foreign backlog for the other 25% (1,684 million euro). Polish subsidiary Budimex attained 489.3 million euro in sales and its backlog increased by 51.7% to 617 million euro after a year of intense bidding for projects.

Civil engineering accounted for 60% of the total backlog, industrial for 10%, and the other 30% was evenly distributed between residential and non-residential building.

Infrastructure: strong growth in traffic, and entry in the US market
The infrastructure division, which includes toll roads, airports and car parks, increased sales by 17.3% to 614 million euro and it attained 290.1 million euro in EBIT, an 18.2% increase on 2003.

The toll road division registered 452.6 million euro in sales (+16.5%) and 325.5 million euro in EBIT (+19.4%), driven by strong growth in revenues and traffic on the toll roads in Spain and other countries and to the opening of two toll roads: Radial R-4 (Spain) and Scut Algarve (Portugal).

The 407 Express Toll Route (407ETR) in Toronto made a major contribution: its sales increased by 7.4% to 247.2 million euro and its EBIT rose 8.7% to 142.5 million euro. The number of daily trips increased by 5.3% to 271,892 and vehicle kilometres travelled (VKT) rose 7.5% to 1,960 million in a year when tolls were raised by an average of 7.3%.

Sales in the car park area increased by 14.1% to 101.4 million euro and the number of parking spaces under management rose by 14.5% to over 207,000. In 2004, the Group acquired 100% of Estacionamientos Guipuzcoanos (Eguisa), one of Spain's largest off-street car park concession companies.

Growth in key figures in the airports division was due basically to a sizeable increase in traffic. Sydney +12% and Bristol +20%. In 2004, over 35 million travellers passed through airports managed by Ferrovial.

Highlights in this area included the initial public offering of Cintra, which groups the toll road and car park businesses, and the entry into the US concession market through landing the Chicago Skyway and being selected a strategic partner of the State of Texas to design and plan the Trans-Texas Corridor over a 50-year period (one of the most ambitious infrastructure projects ever undertaken in Texas).

In January 2005, the Ontario Superior Court ruled in favour of the 407 ETR concession company and dismissed the Province of Ontario's appeal against the arbitration decision issued on 10 July 2004, which stated that 407 ETR did not need any authorisation from the provincial government in order to increase tolls.

Real estate: backlog guarantees sales in the coming months
Residential development maintained a steady pace in 2004, with sales rising 5.4% to 768.1 million euro. EBIT increased by 10% to 146 million euro.

The backlog amounted to 999 million euro, assuring sales for the next 16 months, approximately. Realty brokerage, conducted through Don Piso, increased sales by 19% to 108.4 million euros.

The land bank assures activity in this area until 2008 (inclusive).

Press contact:
Susana Sanjuán – ssanjuan@ferrovial.es

Telf: + 34 91 586 28 19
Fax: + 34 91 586 26 89

Services: consolidation of acquisitions and strengthening of Tube Lines (UK)
Completing the integration of the services activities enabled Ferrovial to position itself as one of Europe's leading players in this area.

In 2004, the services area increased sales by 81% to 2,458.7 million euro, with EBIT amounting to 161.4 million euro, over twice the 2003 figure (+126.7%).

The division's EBITDA margin improved significantly, reaching 9.9% (vs. 8.1% in 2003) due to positive performance in all areas. urban services, facility management and infrastructure maintenance.

The services backlog totalled 4,973 million euro, not counting the London Underground maintenance contract, which will provide 15 million euro in annual sales for the next 28 years.

After being acquired in 2003, both Amey and Cespa successfully exceeded the initial expectations on inclusion into Ferrovial's services area. Amey, one of the UK's largest services companies, attained 1,382.9 million euro in sales (+72.8%), with EBIT more than doubling (+113.7%) to 74.8 million euro.

In December 2004, Amey reached an agreement with Jarvis to buy the latter's 33% stake in Tube Lines, a company which holds a 30-year concession to maintain and renovate three lines of London Underground. 100 stations and 335 km. of track. With this operation, which was signed in February 2005, Amey has strengthened its presence in a major asset by attaining a 66% stake and assuming full management of the contract to provide technical assistance in operating and maintaining the lines managed by Tube Lines.

Note: Amey's 2003 figures only include 7 months (June - December).

KEY FIGURES	2004	2003	Chg. (%)
		(figures in million euro)	
Net income	556.8	340.6	63.5
Net income excluding Cintra deal	344.0	296.2	16.1
EBITDA	1,069.0	885.8	20.7
EBIT	765.8	614.9	24.5
Sales	7,268.2	6,025.9	20.6
Net financial debt/(Cash)	(139)	591	
Leverage	-	34%	
Gross capital expenditure	389	862	
Construction backlog	6,721	6,106	10.1
Real estate backlog	999	1,036	-3.6
Services backlog	4,973 (*)	5,177	-3.9

(*) Does not include the contract to maintain three lines of London Underground (Tube Lines), which represents 15 billion euro sales over the next 28 years

Toll road traffic			
Ausol I	19,340	18,199	6.3
Ausol II	16,565	14,915	11.1
407 ETR (daily trips)	271,892	258,125	5.3
Airport traffic (million pax)			
Sydney	27,617	24,572	12.4
Bristol	4.6	3.2	4.1
Parking spaces	207,447	181,150	14.5

Press contact:
Susana Sanjuán – ssanjuan@ferrovial.es

Telf: + 34 91 586 28 19
Fax: + 34 91 586 26 89

ferrovial

File No. 82-4939



Member of Dow Jones Sustainability Indexes 05

2004 Earnings presentation

28 February 2005

ferrovial



Highlights of 2004

- Change in Group profile
- Consolidation of acquisitions made in 2003
- Cash flow ➡ Capacity to invest
- Cintra IPO
- Positioning in the USA
- Favourable decision in Canadian dispute

ferrovial



Key financial figures

	2004	2003	Δ%
Net sales	7,268	6,026	+21%
Net income	557	341	+63%
Pro-forma net income(*)	344	296	+16%
Operating cash flow	650	516	+26%
(Net debt)/Cash	139	(591)	
Leverage (%)	-	34	
Investments	389	862	

(*) Pro-forma net income: excluding extraordinary expenses on the Cintra IPO (2004) and release of provisions in Chile in 2003

Dividend 2004 - Board proposal



	2004
Interim	0.25 €
Supplementary	0.57 €
TOTAL	**0,82 €**



0,20
0,28
0,41
0,67
0,60
0,82
1999
2000
2001
2002
2003
2004

Change in Group profile

NET SALES

CAGR 66%
147
3,072
1998
2004
1998
2004
6%
94%
42%
58%

EBIT

CAGR 63%
24
452
1998
2004
1998
2004
20%
80%
59%
41%
Cyclical activities
Recurring activities

International diversification

NET SALES

EBIT



CAGR 40%
352
2,692
1998
2004
1998
11%
89%
2004
37%
63%
CAGR 39%
-11
328
1998
2004
1998
-10%
110%
2004
43%
57%
Domestic
International



ferrovial

Ferrovial - Growth story



NET SALES
CAGR 21%
1,592
1,940
2,382
2,645
3,59
4,24
5,04
6,026
7,26
1996 1997 1998 1999 2000 2001 2002 2003 2004
EBIT
CAGR 44%
42
51
122
195
271
389
485
615
76
1996 1997 1998 1999 2000 2001 2002 2003 2004



NET INCOME
CAGR 35%
49
70
85
111
159
218
456
258
341
296
557
1996 1997 1998 1999 2000 2001 2002 2003 2004



EQUITY and ROE
456
521
589
928
1,050
1,198
1,495
1,754
2,253
12%
14%
15%
15%
16%
19%
19%
18%
1996 1997 1998 1999 2000 2001 2002 2003 2004

Non-dilutive growth in the last 8 years

2004 Results



Income statement

	2004	2003	Δ%
Net sales	**7,268.2**	**6,025.9**	**20.6%**
EBITDA	1,069.0	885.8	20.7%
Depreciation, amortisation and provisions	303.3	270.9	11.9%
EBIT	**765.8**	**614.9**	**24.5%**
Financial result	-83.2	-71.8	15.9%
Equity-accounted affiliates	11.0	4.8	130.9%
Amortisation of goodwill in consolidation	-76.4	-44.2	72.6%
ORDINARY INCOME	**617.2**	**503.6**	**22.6%**
Extraordinary income	295.1	102.5	187.8%
EBT	912.2	606.1	50.5%
NET ATTRIBUTABLE INCOME	**556.8**	**340.6**	**63.5%**
Pro-forma NET INCOME(*)	**344.0**	**296.2**	**16.1%**

(*) Pro-forma net income: excluding extraordinary expenses on the Cintra IPO (2004) and release of provisions in Chile in 2003

ferrovial



Break-down by business area

NET SALES	2004	2003	Δ%
Construction	3,583.0	3,601.3	-0.5%
Real Estate	768.1	728.7	5.4%
Infrastructure	614.0	523.6	17.3%
Services	2,458.7	1,358.1	81.0%
Adjustments	-155.6	-185.8	
Total	**7,268.2**	**6,025.9**	**20.6%**

Construction
Services
48%
33%
8%
10%
Infrastructure
Real Estate

EBIT	2004	2003	Δ%
Construction	169.5	167.9	1.0%
Real Estate	146.0	132.7	10.0%
Infrastructure	290.1	245.4	18.2%
Services	161.4	71.2	126.7%
Adjustments	-1.3	-2.4	
Total	**765.8**	**614.9**	**24.5%**

Construction
Services
21%
22%
38%
19%
Infrastructure
Real Estate

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Gross capital investment - Operating Cash-Flow (*)

Gross capital investment	2004	2003
Construction	31	45
Real Estate	4	5
Infrastructure	193	130
Services	120	669
Other	42	13
Total	**389**	**862**

Cyclical activities 20%
Recurring activities 80%

Operating Cash-Flow	2004	2003
Construction	270	380
Real Estate	17	2
Infrastructure	136	152
Services	187	-8
Other	41	-11
Total	**650**	**516**

Cyclical activities 50%
Recurring activities 50%

(*) Net of taxes



Cash position

Debt 2003 year-end	591
Funds from operations	650
Investment flows	-313
Investments	-433
Divestments	120
Capital flows (Cintra IPO)	482
Dividend payments	-89
Cash at 2004 year-end	**139**

Business areas

CONSTRUCTION - Key figures

- Expanding backlog
- New Infrastructure Plan 2020 (Spain)
- Poland
  - EU funds 2007 - 2013
  - Growth in backlog

Construction	2004	2003	Δ%
Net sales	3,583.0	3,601.3	-1%
EBITDA	292.6	323.0	-10%
Margin %	8.2%	9.0%	
EBIT	169.5	167.9	1%
Margin %	4.7%	4.7%	
Backlog	6,721	6,106	10%
CWPC (*)	258	254	
CWPC (days)	26	26	

Budimex	2004	2003	Δ%
Net sales	489.3	478.3	2%
EBITDA	35.0	14.7	138%
Margin %	7.1%	3.1%	
EBIT	-3.5	2.5	-240%
Margin %	-0.7%	0.5%	
Backlog	617	407	52%

(*) CWPC: Completed work pending certification

SERVICES - Key figures



- Change in size
  - 2003 - Acquisitions
  - 2004 - Integrate and increase profitability

Services	2004	2003	Δ%
Net sales	2,458.7	1,358.1	81%
EBITDA	242.7	109.8	121%
Margin %	9.9%	8.1%	
EBIT	161.4	71.2	126%
Margin %	6.6%	5.2%	
Backlog	4,973	5,177	-4%

SERVICES - Key figures



- AMEY
  - No negative surprises
  - Restructuring plan
    - Reorganise busineses
    - Reorganise management
    - Invest in IT

Amey	2004	2003	Δ%
Net sales	1,382.9	800.4	**73%**
EBITDA	99.7	53.6	**86%**
Margin %	7.2%	6.7%	
EBIT	74.8	35.0	**114%**
Margin %	5.4%	4.4%	
Backlog	2,822	2,780	**2%**

Ex-Amey	2004	2003 (*)	Δ%
Net sales	1,075.8	557.7	**93%**
EBITDA	143.0	56.2	**154%**
Margin %	13.3%	10.1%	
EBIT	86.6	36.2	**139%**
Margin %	8.0%	6.5%	
Backlog	2,151	2.397	**-10.3%**

(*) 7 months


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INFRASTRUCTURE - Key figures

- Cintra IPO
- Positioning in the USA
  - Awarded Chicago Skyway
  - Awarded TTC-35
- Awarded Ocaña - La Roda
- R-4 and Algarve opened
- Car parks: managed spaces +15%
- Airport operating variables improved

Infrastructure	2004	2003	Δ%
Net sales	614.0	523.6	17%
EBITDA	381.4	316.7	20%
Margin %	62.1%	60.5%	
EBIT	290.1	245.4	18%
Margin %	47.2%	46.9%	

Traffic	2004	2003	Δ%
Toll roads			
Canada (VKT)	1,960	1,824	7%
Ausol I (ADT)	19,340	18,199	6%
Ausol II (ADT)	16,565	14,915	11%
Autema (ADT)	18,326	16,962	8%
Airports (pax.)			
Sydney	27,617	24,572	12%
Bristol	4,607	3,841	20%
Belfast	2,064	1,943	6%

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INFRASTRUCTURE - Airports

Sidney	2004	2003	Δ%
Net Sales	337,6	297,4	14%
EBITDA	272,5	228,0	20%
Margin %	81%	75%	
Pax. (millions)	27.617	24.572	12%

Bristol	2004	2003	Δ%
Net Sales	66,6	60,8	10%
EBITDA	39,2	35,9	9%
Margin %	59%	60%	
Pax. (millions)	4.607	3.841	20%





VALUATION(*)
240
485
749
2002
2003
2004
RECEIPT DIVIDENDS
8,8
17,7
38,3
2002
2003
2004

(*) Extrapolating MAP Valuation


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REAL ESTATE - Key figures

- Stable growth and profitability
- Pro-active risk management

Real Estate	2004	2003	Δ%
Net sales	768.1	728.7	5.4%
EBITDA	150.8	136.6	10.3%
Margin %	19.6%	18.7%	
EBIT	146.0	132.7	10.0%
Margin %	19.0%	18.2%	
Backlog	999	1,036	-3.6%
Pre-sales	694	720	-3.6%
Land	213	378	-43.6%



Building the future

- Solid, profitable portfolios ➡ Visibility
- Investment capacity intact
- International positioning
  - Eastern Europe
  - USA
  - OECD
- Good prospects in the domestic market
- Continue integrating acquisitions

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2004
Earnings presentation

28 February 2005